Exhibit 99.35

Sandspring presents  additional Toroparu drill results, including 216m of
1.19g/t gold and 0.24% copper in Hole 64 near surface;  moving to NI 43-101 mineral resource  update

May 5, 2010 – SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce an update on gold and copper assay results from drilling of the Toroparu gold-copper deposit in the Republic of Guyana, South America.

Highlights include:

•	Hole TPD-064 infill drilling on the NI 43-101 Toroparu Deposit envelope intersected a composite average grade interval of 1.19g/t gold and .24% copper over 216m.

Results from holes TPD057-TPD064 are outlined in Table 1 and comprise an additional 3981m to a drill program designed to expand and optimize grade and tonnage parameters of the known NI 43-101 compliant Toroparu gold-copper resource. A total of 17,604m of diamond drilling has now been reported to date over and above that defining the NI 43-101 resource. Drill hole locations and intercept highlights are posted at: http://www.sandspringresources.com/i/pdf/Sandspring_Presentation_Update_May_2010.pdf

The current Toroparu gold-copper deposit mineral resource was independently modeled by P&E Mining Consultants Inc. as a potentially open-pittable deposit with an NI 43-101 compliant Indicated mineral resource of 1,369,400 oz. gold and 164 million pounds copper or 1,992,600 ounces gold-equivalent comprised of 45,574,000 tonnes at 0.93 g/t gold and 0.16% copper and an additional Inferred mineral resource of 973,400 oz. gold and 105 million pounds copper or 1,372,500 ounces gold-equivalent comprised of 36,800,000 tonnes 0.82 g/t gold and 0.13% copper. The full NI 43-101 technical report may be viewed at www.sedar.com as publicly disclosed by Sandspring on May 20, 2009, or on the Company’s website.

Abraham Drost, P.Geo. President of Sandspring states: “Results from the 2010 diamond drilling campaign  continue to  encourage  as  the Company moves to  both expand and  optimize the Toroparu deposit. Results from Hole 64 appear to confirm elevated grade characteristics in the Main Zone deposit which should add ounces. In addition, stepout Hole 63 drilled 100m east of the current deposit was well mineralized and exhibits a series of discrete lenses grading up to 9.67 g/t gold over 9.00m. The eastern extension to the deposit will see more intensive drilling to follow up this most encouraging  intercept which in addition to recent encouragement on the western  extensions, bodes  well for  resource  growth at  Toroparu.  The Company is actively drilling on all fronts and is now focused on delivering a new NI 43-101 mineral resource at the earliest opportunity.”

Table 1: Summary of 2010 Drill Hole Composite Assays
Sandspring Resources - Toroparu Project

Hole ID	Zone	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
TPD-057 825822E	Toroparu Main Zone (Infill) 714527N	201.00 276.00 498.00	238.50 298.50 514.50	37.50 22.50 16.50	0.73 0.64 1.78	0.04 0.11 0.18	124.50 190.50 195.00 201.00 205.50 214.50 237.00 247.50 252.00 259.50 276.00 279.00 297.00 348.00 358.50 366.00 382.50 391.50 399.00 406.50 415.50 430.50 439.50 444.00 484.50 492.00 498.00 501.00	126.00 192.00 196.50 202.50 207.00 235.50 238.50 249.00 253.50 261.00 277.50 294.00 298.50 349.50 364.50 367.50 385.50 394.50 400.50 411.00 418.50 432.00 441.00 445.50 486.00 493.50 499.50 514.50	1.50 1.50 1.50 1.50 1.50 21.00 1.50 1.50 1.50 1.50 1.50 15.00 1.50 1.50 6.00 1.50 3.00 3.00 1.50 4.50 3.00 1.50 1.50 1.50 1.50 1.50 1.50 13.50	0.96 1.58 0.57 0.60 0.68 0.94 0.68 1.56 0.87 0.99 0.55 0.75 0.70 1.05 0.87 0.52 0.70 0.56 0.88 0.80 0.97 1.00 0.60 0.96 0.54 0.52 0.57 2.07	0.02 0.13 0.04 0.11 0.13 0.03 0.01 0.01 0.02 0.01 0.12 0.13 0.07 0.12 0.09 0.04 0.05 0.05 0.10 0.03 0.09 0.10 0.09 0.01 0.05 0.05 0.08 0.21
TPD-058 826133E	Toroparu Main Zone (Infill) 714763N	258.00 367.50	303.00 432.00	45.00 64.50	0.72 0.71	0.11 0.08	2.50 8.50 109.50 234.00 240.00 250.50 258.00 276.00 321.00 327.00 367.50 375.00 387.00 390.00 411.00	4.00 10.00 112.50 235.50 241.50 252.00 265.50 303.00 322.50 330.00 370.50 376.50 388.50 399.00 412.50	1.50 1.50 3.00 1.50 1.50 1.50 7.50 27.00 1.50 3.00 3.00 1.50 1.50 9.00 1.50	0.54 1.40 0.70 0.51 0.55 1.22 1.75 0.63 0.59 0.95 0.71 0.83 0.66 2.58 0.65	0.02 0.02 0.17 0.03 0.05 0.06 0.12 0.12 0.03 0.16 0.25 0.11 0.06 0.13 0.12

							415.50 424.50	417.00 432.00	1.50 7.50	0.53 0.97	0.08 0.06
		454.50	478.50	24.00	2.56	0.05	454.50 459.00 466.50 477.00 490.50 499.50 504.00 528.00	456.00 462.00 469.50 478.50 492.00 501.00 505.50 567.00	1.50 3.00 3.00 1.50 1.50 1.50 1.50 39.00	0.61 18.02 1.02 0.78 0.53 0.64 0.63 1.83	0.03 0.06 0.12 0.06 0.05 0.04 0.06 0.15
TPD-059 826250E	Toroparu Main Zone (Test Northern Contact) 714536N						0.00 19.00 23.50 139.50 154.50 168.00 246.00 309.00	1.00 20.50 25.00 141.00 156.00 169.50 247.50 310.50	1.00 1.50 1.50 1.50 1.50 1.50 1.50 1.50	0.81 0.53 1.33 3.71 0.52 2.09 1.17 0.72	0.05 0.03 0.08 0.01 0.01 0.00 0.11 0.13
TPD-060 826326E	Toroparu Main Zone (Infill) 714619N	248.00 348.50	329.00 425.00	81.00 76.50	1.03 1.28	0.09 0.14	17.50 25.00 59.00 129.50 182.00 221.00 248.00 297.50 327.50 342.50 348.50 354.50 363.50 383.00 431.00 434.00 447.50	19.00 28.00 60.50 131.00 183.50 222.50 249.50 326.00 329.00 344.00 350.00 356.00 375.50 425.00 432.50 438.50 452.00	1.50 3.00 1.50 1.50 1.50 1.50 1.50 28.50 1.50 1.50 1.50 1.50 12.00 42.00 1.50 4.50 4.50	0.68 0.57 1.34 0.77 0.62 0.55 0.87 1.57 0.75 4.38 0.72 0.72 0.95 1.86 0.58 0.74 1.58	0.07 0.15 0.08 0.00 0.00 0.05 0.10 0.10 0.05 0.10 0.07 0.05 0.13 0.19 0.08 0.15 0.11
TPD-061 826395E	Toroparu Main Zone (Infill) 714531N	92.00	275.00	183.00	1.24	0.12	0.00 10.00 23.50 26.50 36.00 44.00 71.00 84.50 92.00 108.50 119.00 168.50 261.50 266.00 299.00	4.00 11.50 25.00 28.00 39.50 45.50 72.50 86.00 104.00 111.50 162.50 255.50 263.00 275.00 300.50	4.00 1.50 1.50 1.50 3.50 1.50 1.50 1.50 12.00 3.00 43.50 87.00 1.50 9.00 1.50	1.06 1.35 0.64 0.58 0.62 0.56 0.59 0.67 1.88 1.48 1.12 1.39 0.56 2.56 0.53	0.04 0.01 0.04 0.08 0.02 0.11 0.10 0.10 0.13 0.16 0.10 0.14 0.03 0.23 0.04

		479.00	528.50	49.50	0.93	0.14	345.50 359.00 366.50 386.00 395.00 426.50 462.50 468.50 479.00 485.00 549.50 555.50 590.00 596.00 612.50 629.00 642.50 653.00	351.50 360.50 368.00 387.50 398.00 428.00 464.00 470.00 482.00 528.50 552.50 558.50 591.50 597.50 615.50 632.00 648.50 654.50	6.00 1.50 1.50 1.50 3.00 1.50 1.50 1.50 3.00 43.50 3.00 3.00 1.50 1.50 3.00 3.00 6.00 1.50	0.63 0.57 0.63 0.52 0.81 0.98 0.56 0.62 0.60 1.00 0.72 4.24 0.62 2.80 0.94 1.15 0.92 0.52	0.04 0.11 0.08 0.04 0.07 0.03 0.04 0.20 0.06 0.16 0.14 0.12 0.09 0.17 0.19 0.16 0.13 0.19
TPD-062 826178E	Toroparu Main Zone (Infill) 714313N	163.50 406.50	327.00 424.50	163.50 18.00	1.23 0.82	0.24 0.06	37.00 43.00 81.00 94.50 99.00 117.00 120.00 123.00 133.50 142.50 145.50 151.50 163.50 217.50 228.00 237.00 246.00 336.00 342.00 349.50 361.50 367.50 372.00 390.00 406.50 414.00 445.50	40.00 44.50 82.50 96.00 103.50 118.50 121.50 124.50 135.00 144.00 147.00 153.00 213.00 219.00 232.50 238.50 327.00 337.50 343.50 352.50 363.00 369.00 384.00 397.50 409.50 424.50 456.00	3.00 1.50 1.50 1.50 4.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 49.50 1.50 4.50 1.50 81.00 1.50 1.50 3.00 1.50 1.50 12.00 7.50 3.00 10.50 10.50	2.48 1.28 0.55 0.68 0.86 1.17 0.61 0.54 0.78 1.48 0.64 7.44 1.96 0.52 0.81 0.56 1.15 0.53 1.37 0.54 1.36 0.64 1.06 1.07 0.63 1.06 0.54	0.10 0.08 0.20 0.02 0.03 0.13 0.07 0.21 0.19 0.83 0.21 0.49 0.49 0.12 0.17 0.11 0.14 0.05 0.01 0.07 0.03 0.07 0.18 0.11 0.11 0.06 0.04
TPD-063 826539E	Toroparu Main Zone (100m E. Stepout) 714152N						65.00 117.50 140.00 143.00 165.50 180.50 188.00	69.50 129.50 141.50 144.50 170.00 182.00 189.50	4.50 12.00 1.50 1.50 4.50 1.50 1.50	1.57 1.03 0.75 0.51 3.68 3.66 0.53	0.11 0.09 0.12 0.06 0.03 0.08 0.08

		264.50	273.50	9.00	9.67	0.01	203.00 210.50 213.50 219.50 221.00 233.00 240.50 245.00 264.50 285.50 294.50 312.50 320.00 335.00 344.00 348.50	204.50 212.00 215.00 221.00 222.50 234.50 242.00 246.50 273.50 288.50 297.50 314.00 321.50 336.50 347.00 350.00	1.50 1.50 1.50 1.50 1.50 1.50 1.50 1.50 9.00 3.00 3.00 1.50 1.50 1.50 3.00 1.50	2.51 0.74 1.12 0.75 1.60 0.73 1.03 0.63 9.67 1.59 1.95 1.03 1.06 1.54 1.12 0.50	0.25 0.04 0.05 0.06 0.04 0.14 0.02 0.05 0.01 0.13 0.22 0.10 0.01 0.03 0.02 0.06
TPD-064 826130E	Toroparu Main Zone (Infill) 714333N	69.00 325.50	285.00 411.00	216.00 85.50	1.19 0.78	0.24 0.06
    0.00
  26.50
  38.50
  43.00
  69.00
  76.50
  84.00
  91.50
100.50
109.50
115.50
127.50
133.50
142.50
151.50
204.00
231.00
238.50
249.00
253.50
280.50
303.00
307.50
325.50
342.00
364.50
379.50
385.50
400.50
409.50
424.50

    2.50
  28.00
  41.50
  44.50
  70.50
  78.00
  85.50
  93.00
102.00
111.00
121.50
129.00
138.00
145.50
198.00
225.00
232.50
241.50
250.50
274.50
285.00
304.50
309.00
336.00
358.50
376.50
381.00
394.50
406.50
411.00
426.00
									2.50 1.50 3.00 1.50 1.50 1.50 1.50 1.50 1.50 1.50 6.00 1.50 4.50 3.00 46.50 21.00 1.50 3.00 1.50 21.00 4.50 1.50 1.50 10.50 16.50 12.00 1.50 9.00 6.00 1.50 1.50	1.93 1.09 1.58 0.50 13.53 0.66 0.93 0.86 0.67 0.59 1.05 0.82 0.62 0.86 2.07 3.14 1.24 0.65 0.54 1.22 0.56 0.51 0.77 0.96 1.06 1.09 0.63 0.92 1.06 1.38 1.03	0.04 0.05 0.07 0.07 0.23 0.23 0.18 0.23 0.24 0.63 0.31 0.09 0.18 0.19 0.49 0.27 0.29 0.17 0.14 0.17 0.09 0.03 0.12 0.08 0.06 0.09 0.06 0.07 0.06 0.06 0.03

* true widths are estimated at approximately 70% of core length widths; all values >0.5 g/t;  bold values >1g/t Au

Analytical testing and reporting of quantitative assays was performed independently by Acme Analytical  Laboratories  Ltd. (“AcmeLabs”).  AcmeLabs  is  an  ISO:9001:2008  accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr. Harvey Klatt, P.Geo., Exploration Manager for Sandspring and the Company’s Qualified Person on the Toroparu site under NI 43-101, has reviewed and approved the technical content of this press release. Mr. Eugene Puritch, P.Eng. of P&E Mining Consultants Inc. an independent Qualified Person, has approved release of the mineral resource estimate summary contained herein.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s company profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J-1H2
Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

The mineralized material in the Toroparu gold-copper deposit is currently classified as an Indicated and Inferred resource under Canadian securities disclosure standard National Instrument 43-101. Readers are cautioned that no part of the Toroparu Deposit’s mineralization is yet considered to be a minable reserve under Canadian or US mining securities disclosure standards. In both jurisdictions, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be.

*Gold-equivalent calculations per NI 43-101 Technical Report, P&E Mining Consultants, October 26, 2008 – Au Eq. derived from Au US$688/oz and Cu US$3.13/lb (3 yr trailing avg. at Aug 31,2008; 90% Au recovery and 75% Cu process plant/leach recovery)

The foregoing securities have not been registered under the United States Securities Act of 1933, as amended, and these securities may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.